UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

San Mateo, California

May 17, 2019

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2018 and 2017

	December 31,
(in thousands)	2018	2017
Assets
Cash	$638	$11,963
Investments, at fair value	13,434,378	14,566,634
Investments, at contract value	804,054	763,692
Receivables:
Notes receivable from participants	84,444	86,132
Participant contributions	13,856	12,397
Employer contributions	4,492	4,338
Other receivables	7,066	6,218
Total receivables	109,858	109,085
Total assets	14,348,928	15,451,374
Liabilities
Excess deferrals due to participants	313	257
Other liabilities	2,554	6,784
Total liabilities	2,867	7,041
Net assets available for benefits	$14,346,061	$15,444,333

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018

(in thousands)
Additions
Interest, dividends and other income	$214,324
Net depreciation in fair values of investments	(1,036,853)
Total investment losses, net	(822,529)
Contributions:
Participants	595,787
Employer	150,812
Rollovers	151,074
Total contributions	897,673
Total additions, net	75,144
Deductions
Benefits paid to participants	1,171,744
Administrative expenses	1,672
Total deductions	1,173,416
Net decrease	(1,098,272)
Net assets available for benefits at beginning of year	15,444,333
Net assets available for benefits at end of year	$14,346,061

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018

1.	DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $18,500 of salary deferrals for the year ended December 31, 2018 ($24,500 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2018

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2018, Oracle used $7,500,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2018 and 2017 were approximately $735,000 and $822,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participant’s accounts. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan. Effective April 1, 2018, the use of available revenue sharing (based on a revenue sharing agreement between Oracle and Fidelity) to pay for Plan expenses was discontinued.  Revenue credits generated by the Plan for certain investment fund options are now reallocated back to those Plan participants who invested in those fund options.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2018 and 2017. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2018 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2018 and 2017, 2,058,319 units with a value of $350.12 per unit and 2,313,067 units with a value of $360.56 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, and overall market volatility risk. During the year ended December 31, 2018, net depreciation in fair values of investments totaled $1.0 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2018

3.	FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;
•

Level 2:  inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2018			December 31, 2017
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$298,115	$—	$298,115	$208,606	$—	$208,606
Oracle Corporation and other common stock	1,564,359	—	1,564,359	1,729,843	—	1,729,843
Mutual funds	2,375,570	—	2,375,570	2,921,731	—	2,921,731
Corporate securities and others	33,927	4,020	37,947	17,287	4,067	21,354
Total investments measured at fair value	$4,271,971	$4,020	$4,275,991	$4,877,467	$4,067	$4,881,534
Common/collective trust funds measured at net asset value			9,158,387			9,685,100
Total investments			$13,434,378			$14,566,634

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our Level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2018 and 2017 are included

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2018

in Note 4 below. Redemption for common collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

4.	COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2018 and 2017 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair value of the underlying investments held by each commingled fund less its liabilities. The fair value of the underlying investments is generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts (collectively, the Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2018 and 2017. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2018 and 2017, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in common/collective trust funds in the Plan’s name for the sole benefit of Plan participants, security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. Security‑backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2018 and 2017, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants. The issuer may terminate a Wrap Contract at any time.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2018

The following table provides the disaggregation of contract value between types of investment contracts held by the Plan:

	December 31,
(in thousands)	2018	2017
Security-backed investment contracts	$702,711	$675,005
Separate account guaranteed investment contracts	101,343	88,687
Total investment contracts	$804,054	$763,692

5.	INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2018, the Plan made purchases of approximately $64,328,000 and sales of approximately $131,258,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $16,966,000 during the year ended December 31, 2018.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2018.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2018	2017
Net assets available for benefits per the financial statements	$14,346,061	$15,444,333
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	(8,297)	(388)
Amounts allocated to withdrawing participants and other	(1,847)	(1,190)
Net assets available for benefits per the Form 5500	$14,335,917	$15,442,755

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2018

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2018	2017
Net (decrease) increase in net assets available for benefits per the financial statements	$(1,098,272)	$2,428,870
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	(7,909)	(1,083)
Net change in amounts allocated to withdrawing participants and other	(658)	95
Net (loss) income per the Form 5500	$(1,106,839)	$2,427,882

The fair value adjustment for certain Galliard Stable Value Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the respective fair values of these contracts as reported in the respective Form 5500. Certain investments within the Galliard Fund are presented at contract value in both the statements of changes in net assets available for benefits and the Form 5500, and therefore, do not result in a difference between the Plan’s financial statements and the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8.	EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2018 included approximately $313,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2019 through April 2019 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2018, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2018.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	9,036,425	shares	$333,534
	Dodge & Cox Stock Fund	4,461,351	shares	770,966
*	Fidelity Balanced Fund—Class K	22,845,835	shares	471,767
*	Fidelity Worldwide Fund	9,450,537	shares	218,402
	PIMCO Inflation Response Multi-Asset Fund Institutional	1,415,845	shares	10,718
				1,805,387
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		824,629
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	15,844,563	shares	715,382
*	Fidelity Investments Money Market Government Portfolio	5,257,797	shares	5,258
	Separately-Managed Account Fund Investments:
	Artisan International Separate Account —
	Depository Receipts
	Petroleo Brasileiro SA	256,704	shares	3,340
	Common Stock
	adidas AG	2,310	shares	483
	AIA Group Ltd.	619,478	shares	5,142
	Air Liquide SA	34,523	shares	4,290
	Airbus SE	57,862	shares	5,566
	Akzo Nobel NV	11,823	shares	954
	Allianz SE	20,953	shares	4,204
	Amazon.com Inc.	649	shares	975
	Amundi SA	6,108	shares	323
	Anheuser-Busch InBev SA/NV	49,667	shares	3,283
	Aon PLC	31,533	shares	4,584
	ASML Holding NV	4,008	shares	630
	Assicurazioni Generali SpA	201,385	shares	3,369
	AVEVA Group PLC	2,333	shares	72
	B3 SA - Brasil Bolsa Balcao	79,800	shares	552
	Bank Rakyat Indonesia Persero Tbk PT	5,279,000	shares	1,344
	Beiersdorf AG	29,174	shares	3,047
	BNP Paribas SA	49,955	shares	2,259
	British American Tobacco PLC	26,624	shares	848
	Calbee Inc.	57,200	shares	1,795
	Canadian National Railway Co	12,903	shares	956
	Canadian Pacific Railway Ltd.	5,946	shares	1,056
	ConvaTec Group PLC	828,042	shares	1,466
	Danone SA	17,879	shares	1,260
	Deutsche Boerse AG	81,159	shares	9,759
	Deutsche Post AG	188,435	shares	5,162
	Dollarama Inc.	8,811	shares	210
	Eiffage SA	22,836	shares	1,909
	Experian PLC	80,864	shares	1,963
	Ferguson PLC	45,503	shares	2,910
	Fortis Inc.	4,756	shares	159
	Fortum OYJ	83,336	shares	1,824
	Genmab A/S	20,309	shares	3,327
	HSBC Holdings PLC	224,802	shares	1,853
	Idorsia Ltd.	17,372	shares	287
	ING Groep NV	451,192	shares	4,865
	Intesa Sanpaolo SpA	1,100,390	shares	2,446

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Japan Exchange Group Inc.	84,300	shares	1,368
	Koninklijke DSM NV	25,034	shares	2,049
	Linde PLC	65,952	shares	10,469
	London Stock Exchange Group PLC	43,481	shares	2,251
	Lonza Group AG	9,044	shares	2,343
	Medtronic PLC	75,530	shares	6,870
	MMC Norilsk Nickel PJSC	111,471	shares	2,091
	Nestle SA	74,596	shares	6,056
	Nippon Shinyaku Co Ltd.	30,200	shares	1,926
	Petroleo Brasileiro SA	594,900	shares	3,481
	RELX PLC	8,239	shares	170
	Rentokil Initial PLC	438,075	shares	1,883
	Safran SA	11,690	shares	1,412
	Schneider Electric SE	9,788	shares	670
	Sonova Holding AG	7,480	shares	1,222
	Symrise AG	24,555	shares	1,815
	Taiyo Nippon Sanso Corporation	68,400	shares	1,121
	Vinci SA	27,424	shares	2,263
	WABCO Holdings Inc.	4,200	shares	451
	Willis Towers Watson PLC	17,805	shares	2,704
	Wirecard AG	52,010	shares	7,914
	Wynn Macau Ltd.	191,200	shares	417
	Participating Certificate
	Ryanair Holdings PLC	208,036	shares	2,562
	Preferred Stock
	Henkel AG & Co KGaA	22,307	shares	2,438
	JPMorgan 100% U.S. Treasury Securities Money Market Fund	1,790,751	shares	1,791
				156,209
	Emerging Markets Stock Fund —
	Registered Investment Companies
	DFA Emerging Markets Core Equity Portfolio Institutional Class	5,054,639	shares	97,302
	Common/Collective Trust Fund
	T. Rowe Price Emerging Markets Equity Trust—Class B	201,828	shares	97,192
				194,494
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	8,600,193	shares	228,346
	Wells Fargo Fixed Income Fund E	3,369,464	shares	82,856
	Wells Fargo Fixed Income Fund F	21,062,108	shares	301,633
	Wells Fargo Fixed Income Fund N	6,717,195	shares	81,579
	MetLife Insurance Company Separate Account	854,724	shares	101,342
*	Fidelity Institutional Money Market Government Portfolio	80,983,499	shares	80,984
				876,740
	US Small Mid Cap Value Fund —
	Registered Investment Companies
	DFA US Targeted Value I	8,695,915	shares	172,440
	Common Stock
	ABM Industries Inc.	38,509	shares	1,237
	ACCO Brands Corporation	127,247	shares	863
	AECOM	40,241	shares	1,066
	Aegion Corporation	21,454	shares	350
	AES Corporation	75,511	shares	1,092

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	AGNC Investment Corporation	80,103	shares	1,405
	Air Lease Corporation	63,831	shares	1,928
	Alaska Air Group Inc.	16,715	shares	1,017
	Alleghany Corporation	2,419	shares	1,508
	Alliance Data Systems Corporation	6,545	shares	982
	Ally Financial Inc.	20,781	shares	471
	AMC Networks Inc.	22,146	shares	1,215
	Amdocs Ltd.	22,651	shares	1,327
	Apergy Corporation	28,623	shares	775
	Ares Capital Corporation	38,499	shares	600
	Ares Commercial Real Estate	75,054	shares	979
	Arrow Electronics Inc.	35,822	shares	2,470
	ASGN Inc.	31,601	shares	1,722
	Aspen Insurance Holdings Ltd.	12,472	shares	524
	Assurant Inc.	5,295	shares	474
	Assured Guaranty Ltd.	59,537	shares	2,279
	Avery Dennison Corporation	9,764	shares	877
	Avnet Inc.	31,415	shares	1,134
	AXIS Capital Holdings Ltd.	20,792	shares	1,074
	BankUnited Inc.	33,445	shares	1,001
	Belden Inc.	35,599	shares	1,487
	Berry Global Group Inc.	13,606	shares	647
	Blackstone Mortgage Trust Inc.	31,726	shares	1,011
	BMC Stock Holdings Inc.	67,974	shares	1,052
	Booz Allen Hamilton Holding Corporation	15,051	shares	678
	Boston Private Financial	45,670	shares	483
	Brooks Automation Inc.	32,102	shares	840
	Cadence Bancorp	68,570	shares	1,151
	Cambrex Corporation	9,989	shares	377
	Carlisle Companies Inc.	5,211	shares	524
	CDK Global Inc.	35,363	shares	1,693
	CDW Corporation	27,597	shares	2,237
	CenterState Banks Inc.	29,856	shares	628
	Chatham Lodging Trust	40,270	shares	712
	Chemed Corporation	4,365	shares	1,237
	Ciena Corporation	63,043	shares	2,138
	Cimarex Energy Co	16,733	shares	1,032
	Coherent Inc.	7,449	shares	787
	Colony Capital Inc.	88,968	shares	416
	Columbia Banking Systems Inc.	11,397	shares	414
	CommScope Holding Co Inc.	24,888	shares	408
	Cooper Tire & Rubber Co	23,374	shares	756
	Cousins Properties Inc.	66,237	shares	523
	Crown Holdings Inc.	11,495	shares	478
	Curtiss-Wright Corporation	7,185	shares	734
	Diamondback Energy Inc.	19,774	shares	1,833
	E*TRADE Financial Corporation	29,885	shares	1,311
	East West Bancorp Inc.	34,135	shares	1,486
	Energizer Holdings Inc.	25,452	shares	1,149
	Enerplus Corporation	165,069	shares	1,281
	EnerSys	31,614	shares	2,454
	Engility Holdings Inc.	18,935	shares	539

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Entercom Communications Corporation	92,864	shares	530
	Equitrans Midstream Corporation	18,569	shares	372
	Essent Group Ltd.	53,087	shares	1,815
	Everest Re Group Ltd.	6,196	shares	1,349
	EVERTEC Inc.	24,806	shares	712
	Extraction Oil & Gas Inc.	71,072	shares	305
	FCB Financial Holdings Inc.—Class A	16,185	shares	543
	Ferroglobe PLC	67,391	shares	107
	Fidelity National Financial Inc.	13,644	shares	429
	First Citizens Bancshares Inc.—Class A	2,352	shares	887
	First Hawaiian Inc.	39,535	shares	890
	First Merchants Corporation	27,291	shares	935
	First Midwest Bancorp Inc.	33,327	shares	660
	FirstCash Inc.	15,681	shares	1,135
	Flex Ltd.	63,982	shares	487
	Forum Energy Technologies Inc.	74,956	shares	310
	Fresh Del Monte Produce Inc.	30,283	shares	856
	FTI Consulting Inc.	23,185	shares	1,545
	Granite Construction Inc.	14,793	shares	596
	Graphic Packaging Holding Co	291,514	shares	3,102
	Group 1 Automotive Inc.	10,947	shares	577
	Hanmi Financial Corporation	32,494	shares	640
	Hanover Insurance Group Inc.	9,292	shares	1,085
	HD Supply Holdings Inc.	18,842	shares	707
	Huntington Bancshares Inc.	54,951	shares	655
	Huntington Ingalls Industries Inc.	2,195	shares	418
	Huron Consulting Group Inc.	28,333	shares	1,454
	ICON PLC	12,498	shares	1,615
	Insight Enterprises Inc.	32,453	shares	1,322
	Jagged Peak Energy Inc.	44,252	shares	404
	Jazz Pharmaceuticals PLC	7,096	shares	880
	Jefferies Financial Group Inc.	71,108	shares	1,234
	Jones Lang LaSalle Inc.	8,105	shares	1,026
	KAR Auction Services Inc.	55,742	shares	2,660
	Kosmos Energy Ltd.	210,083	shares	855
	La-Z-Boy Inc.	38,286	shares	1,061
	LCI Industries	27,356	shares	1,827
	Lions Gate Entertainment Corporation	15,414	shares	229
	Lithia Motors Inc.	26,074	shares	1,990
	LPL Financial Holdings Inc.	11,456	shares	700
	ManpowerGroup Inc.	5,538	shares	359
	Marvell Technology Group Ltd.	77,773	shares	1,259
	MAXIMUS Inc.	6,034	shares	393
	MFA Financial Inc.	228,330	shares	1,525
	Minerals Technologies Inc.	27,405	shares	1,407
	The Mosaic Company	36,518	shares	1,067
	National General Holdings Corporation	100,431	shares	2,431
	Navient Corporation	210,558	shares	1,855
	Navigant Consulting Inc.	43,211	shares	1,039
	NCR Corporation	50,660	shares	1,169
	Nelnet Inc.	33,635	shares	1,760
	Newfield Exploration Co	58,870	shares	863

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	ON Semiconductor Corporation	35,430	shares	585
	Owens Corning	22,885	shares	1,006
	Owens-Illinois Inc.	53,498	shares	922
	Parsley Energy Inc.	85,319	shares	1,363
	Patterson Cos Inc.	28,229	shares	555
	Peapack-Gladstone Financial Co	19,657	shares	495
	Portland General Electric Co	11,520	shares	528
	PQ Group Holdings Inc.	83,620	shares	1,238
	PRA Group Inc.	28,922	shares	705
	Preferred Bank	16,521	shares	716
	ProAssurance Corporation	26,032	shares	1,056
	QEP Resources Inc.	79,575	shares	448
	Qorvo Inc.	20,542	shares	1,248
	Radian Group Inc.	53,164	shares	870
	Raymond James Financial Inc.	10,688	shares	795
	Realogy Holdings Corporation	38,231	shares	561
	Reinsurance Group of America	11,114	shares	1,558
	Retail Properties of America	59,770	shares	649
	Scholastic Corporation	8,229	shares	331
	Schweitzer-Mauduit Intl Inc.	43,094	shares	1,080
	Skechers USA Inc. Cl A	76,105	shares	1,742
	SL Green Realty Corporation	7,798	shares	617
	SLM Corporation	312,755	shares	2,599
	Standard Motor Products Inc.	12,152	shares	589
	Starwood Property Trust Inc.	74,436	shares	1,467
	Steven Madden Ltd.	61,199	shares	1,852
	Stifel Financial Corporation	12,979	shares	538
	SunCoke Energy Inc.	192,718	shares	1,648
	Superior Energy Services Inc.	91,342	shares	306
	SVB Financial Group	2,603	shares	494
	Sykes Enterprises Inc.	22,791	shares	564
	Syneos Health Inc.	41,281	shares	1,624
	SYNNEX Corporation	28,036	shares	2,266
	Synovus Financial Corporation	15,337	shares	491
	TEGNA Inc.	25,466	shares	277
	Teradyne Inc.	23,219	shares	729
	Tetra Tech Inc.	18,298	shares	947
	Timken Co	27,287	shares	1,018
	Trinseo SA	25,583	shares	1,171
	TTEC Holdings Inc.	55,299	shares	1,580
	Tutor Perini Corporation	52,438	shares	837
	Two Harbors Investment Corporation	211,624	shares	2,717
	Umpqua Holdings Corporation	50,074	shares	796
	Universal Corporation	18,997	shares	1,029
	Valvoline Inc.	74,017	shares	1,432
	Versum Materials Inc.	28,443	shares	788
	Walker & Dunlop Inc.	60,687	shares	2,625
	WESCO International Inc.	37,987	shares	1,823
	White Mountains Insurance Grp	1,511	shares	1,296
	World Fuel Services Corporation	111,804	shares	2,394

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Wyndham Destinations Inc.	22,577	shares	809
	Brown Brothers Harriman Short-Term Investment Fund	1,244,765	shares	1,245
				344,356
	William Blair Small Mid Cap Growth Separate Account —
	Depository Receipts
	NICE Systems Ltd.	27,530	shares	2,979
	Common Stock
	2U, Inc.	40,310	shares	2,004
	Adtalem Global Education Inc.	114,949	shares	5,439
	Aspen Technology Inc.	34,770	shares	2,857
	Axalta Coating Systems Ltd..	85,320	shares	1,998
	Ball Corporation	136,550	shares	6,279
	Booz Allen Hamilton Holding Corporation	137,113	shares	6,180
	BrightSphere Investment Group	108,790	shares	1,162
	Burlington Stores Inc.	31,350	shares	5,100
	BWX Technologies Inc.	149,383	shares	5,711
	Cable One, Inc.	2,070	shares	1,698
	Cambrex Corporation	62,183	shares	2,348
	Catalent Inc.	104,710	shares	3,265
	Cboe Global Markets Inc.	63,569	shares	6,219
	Celanese Corporation	40,556	shares	3,649
	Centennial Resource Development—Class A	102,450	shares	1,129
	Colliers International Group	24,288	shares	1,337
	Copart Inc.	157,020	shares	7,502
	CoStar Group Inc.	20,117	shares	6,786
	DexCom Inc.	33,377	shares	3,999
	Domino's Pizza Inc.	15,670	shares	3,886
	East West Bancorp Inc.	32,030	shares	1,394
	Encompass Health Corporation	76,885	shares	4,744
	Encore Capital Group Inc.	74,076	shares	1,741
	Euronet Worldwide Inc.	58,580	shares	5,997
	Exact Sciences Corporation	60,459	shares	3,815
	FirstCash Inc.	48,850	shares	3,534
	FirstService Corporation	36,377	shares	2,491
	Fortinet Inc.	44,370	shares	3,125
	Genesee & Wyoming Inc.—Class A	37,610	shares	2,784
	Glaukos Corporation	63,764	shares	3,582
	GoDaddy Inc.—Class A	59,506	shares	3,905
	Grand Canyon Education Inc.	43,894	shares	4,220
	Guidewire Software Inc.	29,697	shares	2,383
	Healthcare Services Group Inc.	100,359	shares	4,032
	HEICO Corporation—Class A	67,088	shares	4,226
	Hilton Grand Vacations Inc.	77,618	shares	2,048
	Horizon Pharma PLC	169,061	shares	3,303
	Inogen Inc.	15,220	shares	1,890
	Insulet Corporation	53,380	shares	4,234
	j2 Global Inc.	33,741	shares	2,341
	Jones Lang LaSalle Inc.	19,673	shares	2,491
	Lamb Weston Holdings Inc.	29,290	shares	2,155
	Ligand Pharmaceuticals Inc.	24,691	shares	3,350
	Live Nation Entertainment, Inc.	109,220	shares	5,379
	Martin Marietta Materials, Inc.	29,390	shares	5,051

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	MaxLinear, Inc.	62,600	shares	1,102
	Middleby Corporation	37,140	shares	3,815
	National Instruments Corporation	67,559	shares	3,066
	Novanta Inc.	26,060	shares	1,642
	Nu Skin Enterprises Inc.—Class A	30,941	shares	1,898
	Parsley Energy Inc.—Class A	92,660	shares	1,481
	Penumbra Inc.	20,080	shares	2,454
	Portola Pharmaceuticals Inc.	61,120	shares	1,193
	Pure Storage Inc.—Class A	233,282	shares	3,751
	Ritchie Bros. Auctioneers	86,590	shares	2,833
	Rogers Corporation	37,317	shares	3,697
	Sabre Corporation	137,390	shares	2,973
	SiteOne Landscape Supply Inc.	35,010	shares	1,935
	Six Flags Entertainment Corporation	65,169	shares	3,625
	Teledyne Technologies Inc.	22,473	shares	4,653
	Teleflex Inc.	19,390	shares	5,012
	The Toro Company	29,399	shares	1,643
	TransUnion	80,130	shares	4,551
	Trex Company Inc.	43,670	shares	2,592
	Universal Electronics Inc.	33,653	shares	851
	Vail Resorts Inc.	20,770	shares	4,379
	Veeva Systems Inc.—Class A	57,790	shares	5,162
	Virtu Financial Inc.—Class A	100,303	shares	2,584
	Weight Watchers International Inc.	43,690	shares	1,684
	West Pharmaceutical Services, Inc.	20,380	shares	1,998
	WEX Inc.	20,770	shares	2,909
	William Blair Money Market Funds	7,259,525	shares	7,260
				246,485
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Wells Fargo Core Bond II CIT EF1	20,686,644	shares	218,658
	Loomis Sayles Core Plus Fixed Income Fund D	15,019,660	shares	218,085
*	Fidelity Contrafund Commingled Pool—Class 3	91,930,754	shares	1,442,394
*	Fidelity Growth Company Commingled Pool—Class 3	61,433,368	shares	1,121,773
*	Fidelity Low-Priced Stock Commingled Pool—Class 2	37,941,336	shares	485,270
	Vanguard Institutional 500 Index Trust	16,342,874	shares	1,617,945
	Vanguard Institutional Extended Market Index Trust	3,552,116	shares	335,213
	Vanguard Institutional Total Bond Market Index Trust	3,728,293	shares	372,643
	Vanguard Institutional Total International Stock Market Index Trust	1,516,266	shares	133,067
	Vanguard Target Retirement 2015 Trust Select	2,168,386	shares	72,988
	Vanguard Target Retirement 2020 Trust Select	11,259,321	shares	383,267
	Vanguard Target Retirement 2025 Trust Select	13,664,341	shares	467,867
	Vanguard Target Retirement 2030 Trust Select	16,786,233	shares	576,607
	Vanguard Target Retirement 2035 Trust Select	14,162,745	shares	488,190
	Vanguard Target Retirement 2040 Trust Select	12,490,698	shares	431,304
	Vanguard Target Retirement 2045 Trust Select	7,507,996	shares	259,401
	Vanguard Target Retirement 2050 Trust Select	5,122,990	shares	176,948
	Vanguard Target Retirement 2055 Trust Select	3,054,307	shares	105,435
	Vanguard Target Retirement 2060 Trust Select	1,566,666	shares	54,113
	Vanguard Target Retirement 2065 Trust Select	202,119	shares	4,196

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Vanguard Target Retirement Income Trust Select	2,884,746	shares	95,831
	Total investments, substantially all at fair value**			$14,230,135
*	Notes Receivable from Participants	4.25% - 11.50%, maturing through 2028		$84,444

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2018 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 17, 2019	By:	/s/ Peter W. Shott
Peter W. Shott
Vice President of Human Resources